FORM 5 - 1996                                          Charles L. Mathews


             U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

___  Check here if  no longer subject to Section   16.
     Form 4 or Form 5 obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions Reported

1.   Name and Address of Reporting Person:
          Mathews, Charles L.
          1111 Cardinal Lane
          Paige  TX   78659
2.   Issuer Name and Ticket or Trading Symbol

          ELECTROSOURCE, INC.      ELSI

3.   IRS or Social Security Number of Reporting Person (Voluntary)

          ###-##-####

4.   Statement for Month/Year

          Yearend 1996

5.   If Amendment, Date of Original (Month/Year)

          N/A

6.   Relationship of Reporting Person to Issuer (Mark all applicable)

     Yes   X        No ___    Director
     Yes ___        No ___    10% Owner
     Yes ___        No ___    Officer (give title below)
     Yes ___        No ___    Other (specify below)

 TABLE I -  Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3)
          Common Stock, $1.00 par value
2.   Transaction Date (Month/Day/Year)
          N/A
3.   Transaction Code (Instruction 8)
          N/A
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
     A.   Amount:
     B.   Acquired (A) 0           Disposed of (D)  0
     C:   Price:
5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instructions 3 and 4):
          (a)  1,667*
          (b)  4*
          *Reflects adjustment resulting from 1-for-10 reverse stock split on July 22, 1996
6.   Ownership Form:  Direct (D) or Indirect (I) (Instruction 4)
          (a)  Direct
          (b)  Indirect
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          (b)  Owned by spouse

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3)
          (a)  1987 Stock Options
          (b)  1994 Stock Options
          (c)  1996 Stock Options (Contingent upon shareholder approval at 1997 Annual Meeting)
2.   Conversion or Exercise Price of Derivative Security
          (a)  $10.60*
          (b)  $33.75*
          (c)  $5.28
          *Reflects adjustment resulting from 1-for-10 reverse stock split on July 22, 1996
3.   Transaction Date (Month/Day/Year)
          (a)  2/21/1992
          (b)  5/31/1995
          (c)  10/30/1996
4.   Transaction Code (Instruction 8)
          Code A - Grant or award transaction pursuant to Rule 16b-3(c)
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
     A.   Acquired (A):  (a)  5,834*
                         (b)  3,000*
                         (c)  26,166
          *Reflects adjustment resulting from 1-for-10 reverse stock split on July 22, 1996
     B.   Disposed of (D):  None
6.   Date of Exercisable and Expiration Date (Month/Day/Year)
     A.   Date Exercisable   (a)  The final vesting period expired 8/21/1994;
                                  therefore, all of these shares are now
                                  exercisable
                             (b)  1,000 shares at 11/30/1995; 1,000 shares
                                  at 11/30/1996; and 1,000 shares at 11/30/1997.
                             (c)  6 months from date of grant
     B.   Expiration Date    (a)  2/20/1997
                             (b)  5/30/2005
                             (c)  10/29/2006
7.   Title and Amount of Underlying Securities (Instructions 3  and 4)
     A.   Title          Common Stock, $1.00 par value
     B.   Amount or Number of Shares
                         (a)  5,834*
                         (b)  3,000*
                         (c)  26,166
          *Reflects adjustment resulting from 1-for-10 reverse stock split on July 22, 1996
8.   Price of Derivative Security (Instruction 5)
          These derivative securities were issued pursuant to Stock Option Plan(s) at no cost to the recipient.
9. Number of Derivative Securities Beneficially Owned at End of Year (Instruction 4)
          35,000 shares
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A
Explanation of Responses:     None


     /s/
Charles L. Mathews

Date:  February  13, 1997